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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*

                             Resource America, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    761195205
                                 (CUSIP Number)

                                 April 24, 1998
             (Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                       1
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---------------------------                           --------------------------
CUSIP No.  761195205                13G               Page  2     of  12   Pages
           ----------------                                ------    -----
---------------------------                           --------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Kramer Spellman, L.P.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            None
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             540,000
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                None
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            540,000
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           540,000
---------- ---------------------------------------------------------------------
       10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           8.3%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!


                                       2
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-------------------------                          -----------------------------
CUSIP No. 761195205                 13G            Page  3     of  12    Pages
          ---------------                               -----    ------
-------------------------                          -----------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Orin S. Kramer
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a)
                                                                         (b)

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY


---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            1,800
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             540,000
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                1,800
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            540,000
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           541,800

---------- ---------------------------------------------------------------------
       10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           8.3%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!


                                       3
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----------------------------                        ----------------------------
CUSIP No. 761195205                 13G             Page  4      of  12    Pages
          ------------------                             - -----    ------
----------------------------                        ----------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Jay S. Spellman
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)
                                                                       (b)

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY


---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            None
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             None
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                None
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            None
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           None

---------- ---------------------------------------------------------------------
       10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           0.0%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           IN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!



                                       4
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--------------------------                       -------------------------------
CUSIP No. 761195205                 13G          Page  5    of  12       Pages
          ----------------                            ----    ---------
--------------------------                       -------------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

           Boston Provident Partners, L.P.
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a)
                                                                    (b)

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY


---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            295,200
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             None
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                295,200
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            None
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           295,200
---------- ---------------------------------------------------------------------
       10  CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*


---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           4.5%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           PN
---------- ---------------------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!



                                       5
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Item 1(a):                         Name of Issuer:
----------                         ---------------

                                   Resource America, Inc. (the "Company").

Item 1(b):                         Address of Issuer's Principal Executive
----------                         ---------------------------------------
                                   Offices:
                                   --------

                                   1521 Locust Street
                                   Philadelphia, Pennsylvania  19102

Items 2(a)                         Name of Person Filing; Address of Principal
----------                         -------------------------------------------
and 2(b):                          Business Office:
---------                          ----------------

                                   This Statement is being filed by (1) Kramer
                                   Spellman, L.P., a Delaware limited
                                   partnership ("KS"); (2) Orin S. Kramer, in his capacity as (i) general partner of KS,
                                   (ii) an individual holder of Common Stock, par value $.01, of the Company ("Common Stock"), and (iii) a discretionary investment manager of his minor children's investment accounts; (3) Jay S. Spellman, in his capacity as a former general partner of KS ("Mr. Spellman"); and (4) Boston Provident Partners, L.P., a Delaware limited partnership ("Boston Provident"). KS serves as a general partner to investment partnerships, including Boston Provident, and as a discretionary investment manager to managed accounts. The principal offices of KS and Boston Provident are located at 2050 Center Avenue, Suite 300, Fort Lee, New Jersey 07024, which is also the business address of Mr. Kramer and Mr. Spellman.

                                   The shares of Common Stock which are the subject of this Statement are held directly by investment partnerships for which KS serves as the general partner, managed accounts for which KS serves as discretionary investment manager (collectively, the "Partnerships and Managed Accounts"), and by Mr. Kramer.



Item 2(c):                         Citizenship:
----------                         ------------

                                   Mr. Kramer and Mr. Spellman are both United
                                   States citizens.

Item 2(d):                         Title of Class of Securities:
----------                         -----------------------------

                                   Common stock, par value $.01 per share.




                                       6
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Item 2(e):                         CUSIP Number:
----------                         -------------

                                   761195205

Item 3:                            If this  statement  is filed  pursuant  to
-------                            ------------------------------------------
                                   ss.240.13d-1(b)  or  240.13d-2(b)  or (c),
                                   ------------------------------------------
                                   check whether the person filing is a:
                                   -------------------------------------

                                   Not Applicable.

Items 4(a)-(c):                    Ownership:
--------------                     ---------

                                   As of April 24, 1998:

                                   (1) KS had beneficial ownership of 540,000 shares of Common Stock by virtue of its position as general partner of, or discretionary investment manager to, the Partnerships and Managed Accounts, as the case may be, holding such shares of Common Stock. Such shares represent 8.3% of the issued and outstanding Common Stock. KS shares voting power and dispositive power over such shares with Mr. Kramer.

                                   (2) Mr. Kramer had beneficial ownership of 541,800 shares of Common Stock by virtue of his position as (i) general partner of KS (540,000 shares of Common Stock representing 8.3%), and (ii) an individual holder of Common Stock and discretionary investment manager of his minor children's investment accounts (1800 shares of Common Stock representing less than 0.1%). Such shares represent 8.3% of the issued and outstanding Common Stock. Mr. Kramer has sole voting power and dispositive power over the shares of Common Stock described in (ii) above, and shares voting power and dispositive power over the shares of Common Stock described in
                                   (i) above with KS.

                                   (3) Mr. Spellman no longer had beneficial ownership of any Common Stock as a result of his withdrawal as a general partner of KS effective as of December 31, 1997. Accordingly, Mr. Spellman no longer shares voting power or dispositive power over the Common Stock with Mr. Kramer or KS.

                                   (4) Boston Provident had beneficial ownership of 295,200 shares of Common Stock by virtue of its sole ownership of such shares of





                                       7
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                                   Common Stock. Such shares represent 4.5% of
                                   the issued and outstanding Common Stock.

                                   The percentages used herein are calculated based upon the 4,748,537 shares of Common Stock stated to be issued and outstanding as of January 31, 1998, as reflected in the Company's Quarterly Report on Form 10-Q for the three months December 31, 1997, and the 1,753,044 shares of Common Stock issued by the Company in a secondary offering reported on April 24, 1998.


Item 5:                            Ownership of Five Percent or Less of a Class:
-------                            ---------------------------------------------

                                   Effective December 31, 1997, Mr. Spellman ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock as a result of his withdrawal as a general partner of KS as of that date. Additionally, effective April 24, 1998, Boston Provident ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock.

Item 6:                            Ownership of More than Five Percent
-------                            -----------------------------------
                                   on Behalf of Another Person:
                                   ----------------------------

                                   No person other than each respective record owner of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from, or proceeds upon the sale of, shares of Common Stock, except that the respective shareholders, partners or owners, as relevant, of the Partnerships and the Managed Accounts have the right to participate in the receipt of dividends from, or proceeds upon the sale of, the shares of Common Stock held for their respective accounts.

Item 7:                            Identification and Classification of the
-------                            ----------------------------------------
                                   Subsidiary Which Acquired the Security Being
                                   --------------------------------------------
                                   Reported on By the Parent Holding Company:
                                   -----------------------------------------

                                   Not Applicable.

Item 8:                            Identification and Classification of
-------                            ------------------------------------
                                   Members of the Group:
                                   ---------------------

                                   Not Applicable.

Item 9:                            Notice of Dissolution of Group:
-------                            -------------------------------

                                   Not Applicable.

Item 10:                           Certification:
--------                           --------------

                                   By signing below each of the undersigned certifies that, to the best of the undersigned's knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                                       9
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                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:      April 28, 1998


                                            KRAMER SPELLMAN, L.P.

                                            By:  /s/ Orin S. Kramer
                                                 Name: Orin S. Kramer
                                                 Title: General Partner


                                             /s/ Orin S. Kramer
                                                 Orin S. Kramer


                                             /s/ Jay S. Spellman
                                                 Jay S. Spellman


                                           BOSTON PROVIDENT PARTNERS, L.P.
                                                By: Kramer Spellman, L.P.

                                           By:   /s/ Orin S. Kramer
                                                 Name: Orin S. Kramer
                                                 Title: General Partner




                                       10
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                                  EXHIBIT INDEX


Exhibit A:                    Joint Filing Agreement, dated April 28, 1998,
                              among the signatories to this Schedule 13G.









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